CHARLTON ARIA ACQUISITION CORPORATION

October 21, 2024

Via Edgar

Pearlyne Paulemon

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Charlton Aria Acquisition Corporation
Registration Statement on Form S-1, as amended (File No. 333-282313)
Request for Acceleration of Effectiveness

Dear Ms. Paulemon:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Charlton Aria Acquisition Corporation hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended be accelerated to, and that the Registration Statement becomes effective at 4:00 p.m., Eastern Time, on October 23, 2024, or as soon thereafter as practicable.

Very truly yours,

By:	/s/ Robert W. Garner
Robert W. Garner
Chief Executive Officer

CC:	Arila E. Zhou, Esq.
Robinson & Cole LLP